Exhibit 1

AudioCodes Press Release

P R E S S   R E L E A S E

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Rob Fink, Hayden IR Tel: +1-646-415-8972 audc@haydenir.com

AudioCodes Reports Second Quarter 2019 Results

Lod, Israel – July 23, 2019 - AudioCodes (NASDAQ: AUDC) Press Release

Second Quarter Highlights

•	Quarterly revenues increased by 13.8% year-over-year to $49.5 million;

•	Quarterly service revenues increased by 23.5% year-over-year to $16.7 million;

•	Quarterly UC-SIP revenues increased more than 20% year-over-year;

•	Quarterly GAAP gross margin percentage was 63.3%; quarterly Non-GAAP gross margin percentage was 63.5%;

•	Quarterly GAAP operating margin percentage was 11.9%; quarterly Non-GAAP operating margin percentage was 14.1%;

•	Quarterly cash flow from operating activities was $8.4 million;

•	Quarterly GAAP net income was $4.8 million, or $0.16 per diluted share;

•	Quarterly Non-GAAP net income was $6.8 million, or $0.22 per diluted share;

•	AudioCodes repurchased 473,235 of its ordinary shares during the quarter at an aggregate cost of $7.05 million.

AudioCodes Reports Second Quarter 2019 Results	Page 1 of 9

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the second quarter ended June 30, 2019.

Revenues for the second quarter of 2019 were $49.5 million compared to $46.6 million for the first quarter of 2019 and $43.5 million for the second quarter of 2018.

Net income was $4.8 million, or $0.16 per diluted share, for the second quarter of 2019 compared to $2.4 million, or $0.08 per diluted share, for the second quarter of 2018.

On a Non-GAAP basis, net income was $6.8 million, or $0.22 per diluted share, for the second quarter of 2019 compared to $4.1 million, or $0.14 per diluted share, for the second quarter of 2018.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe; (iv) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (v) non-cash deferred tax expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $8.4 million for the second quarter of 2019. Cash and cash equivalents, long- and short-term bank deposits and short-term marketable securities were $69.1 million as of June 30, 2019 compared to $65.4 million as of December 31, 2018. The increase in cash and cash equivalents, long- and short-term bank deposits and short-term marketable securities was the result of cash from operating activities offset, in part, by the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend in the first quarter of 2019.

AudioCodes Reports Second Quarter 2019 Results	Page 2 of 9

AudioCodes Press Release

"We are pleased to report record financial results for the second quarter of 2019,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “We continue to enjoy strong growth in the UC and UCaaS markets and a faster pace of migration of service providers to All-IP. Coupling these growth trends with strong execution across our business lines we continue to expand our business while demonstrating improved financial and operational efficiency. By surpassing our financial plan for the first half of 2019, we are confident in our ability to outperform our initial plan for the year and deliver higher revenues and profitability than previously announced.”

“We continue to increase our investments in the Microsoft Teams space as this collaboration solution continues to gain traction in the market. We are confident in our ability to grow our business in this area in 2019 and beyond. At the same time, we continue to foster new partnerships with more leading players in the UCaaS and Contact Center markets, and make progress in our efforts and investments in the voice.ai area. We continue to prudently invest in our future offerings and remain focused on maximizing the return on investments for our shareholders”, concluded Mr. Adlersberg.

Share Buy Back Program

As of June 30, 2019, AudioCodes had acquired an aggregate of 18.1 million of its ordinary shares since August 2014 for an aggregate consideration of $102.1 million. During the quarter ended June 30, 2019, AudioCodes acquired 473,235 of its ordinary shares under its share repurchase program for a total consideration of $7.05 million.

In January 2019, AudioCodes received court approval in Israel to purchase up to an aggregate of $12 million (“Permitted Amount”) of additional ordinary shares pursuant to its share repurchase program. The court approval also permitted AudioCodes to declare a dividend of any part of the Permitted Amount during the approved validity period. This court approval expired on July 1, 2019.

On May 28, 2019, the Board of Directors of AudioCodes approved the submission of a new application to the Israeli court, requesting approval of an additional repurchase program for $12 million of ordinary shares following the expiration of the existing program. The application also requests the court to permit AudioCodes to declare a dividend of any part of this amount. The new application was submitted to the court and a decision is expected during August 2019.

AudioCodes Reports Second Quarter 2019 Results	Page 3 of 9

AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's first quarter of 2019 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2019 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Second Quarter 2019 Results	Page 4 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,400	$31,503
Short-term and restricted bank deposits	7,385	12,381
Short-term marketable securities and accrued interest	21,035	19,602
Trade receivables, net	24,716	22,279
Other receivables and prepaid expenses	5,687	5,885
Inventories	29,832	22,620
Total current assets	128,055	114,270

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$1,294	$1,894
Deferred tax assets	3,263	4,350
Operating lease right-of-use assets	32,253	-
Severance pay funds	18,393	17,518
Total long-term assets	55,203	23,762

PROPERTY AND EQUIPMENT, NET	4,522	3,865

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,299	37,475

Total assets	$225,079	$179,372

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,483	$2,487
Trade payables	9,855	6,188
Other payables and accrued expenses	23,766	22,541
Deferred revenues	29,542	23,727
Short-term operating lease liabilities	8,513	-
Total current liabilities	74,159	54,943

LONG-TERM LIABILITIES:
Accrued severance pay	$19,488	$18,728
Long-term bank loans	2,442	3,687
Deferred revenues and other liabilities	8,948	7,466
Long-term operating lease liabilities	25,090	-
Total long-term liabilities	55,968	29,881

Total shareholders’ equity	94,952	94,548
Total liabilities and shareholders' equity	$225,079	$179,372

AudioCodes Reports Second Quarter 2019 Results	Page 5 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Revenues:
Products	$65,296	$58,775	$32,843	$30,012
Services	30,782	27,152	16,656	13,490
Total Revenues	96,078	85,927	49,499	43,502
Cost of revenues:
Products	28,150	25,014	14,372	13,119
Services	7,385	6,658	3,813	3,287
Total Cost of revenues	35,535	31,672	18,185	16,406
Gross profit	60,543	54,255	31,314	27,096
Operating expenses:
Research and development, net	19,659	17,343	10,179	8,710
Selling and marketing	25,220	25,357	12,659	12,369
General and administrative	5,263	5,311	2,592	2,730
Total operating expenses	50,142	48,011	25,430	23,809
Operating income	10,401	6,244	5,884	3,287
Financial income (expenses), net	(1,079)	223	(280)	(20)
Income before taxes on income	9,322	6,467	5,604	3,267
Taxes on income, net	(1,479)	(1,639)	(810)	(873)
Net income	$7,843	$4,828	$4,794	$2,394
Basic net earnings per share	$0.27	$0.17	$0.16	$0.08
Diluted net earnings per share	$0.26	$0.16	$0.16	$0.08
Weighted average number of shares used in computing basic net earnings per share (in thousands)	29,214	28,884	29,214	28,609
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	30,737	30,041	30,744	29,733

AudioCodes Reports Second Quarter 2019 Results	Page 6 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP net income	$7,843	$4,828	$4,794	$2,394
GAAP net earnings per share	$0.26	$0.16	$0.16	$0.08
Cost of revenues:
Share-based compensation (1)	66	87	30	48
Amortization expenses (2)	136	348	68	174
	202	435	98	222
Research and development, net:
Share-based compensation (1)	422	264	210	151
Selling and marketing:
Share-based compensation (1)	754	554	421	280
Amortization expenses (2)	30	30	15	15
	784	584	436	295
General and administrative:
Share-based compensation (1)	739	540	373	271
Revaluation of earn-out liability (3)	(23)	200	-	200
	716	740	373	471
Financial expenses:
Exchange rate differences (4)	1,258	-	358	-

Income taxes:
Deferred tax (5)	1,088	1,168	544	584
Non-GAAP net income	$12,313	$8,019	$6,813	$4,117
Non-GAAP diluted net earnings per share	$0.40	$0.26	$0.22	$0.14

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Mailvision and Active Communications Europe assets.
(3)	Expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe.
(4)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(5)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$7,843	$4,828	$4,794	$2,394
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	980	1,105	506	565
Amortization of marketable securities premiums and accretion of discounts, net	79	188	23	85
Increase in accrued severance pay, net	(115)	(139)	(276)	(186)
Share-based compensation expenses	1,981	1,445	1,034	750
Decrease in deferred tax assets, net	953	1,126	528	563
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	159	(15)	170	(30)
Changes in operating leases, net	1,350	-	1,783	-
Decrease (increase) in trade receivables, net	(2,623)	(2,895)	2,237	(3,284)
Decrease (increase) in other receivables and prepaid expenses	203	(1,070)	457	664
Increase in inventories	(7,256)	(2,086)	(4,357)	(1,115)
Increase in trade payables	3,667	458	3,040	296
Increase (decrease) in other payables and accrued expenses	2,065	881	(2,401)	1,962
Increase (decrease) in deferred revenues	7,431	6,656	884	(468)
Net cash provided by operating activities	16,717	10,482	8,422	2,196

Cash flows from investing activities:
Investment in short-term deposits	-	(399)	-	(399)
Proceeds from short-term deposits	5,971	-	-	-
Proceeds from long-term deposits	600	-	300	-
Proceeds from redemption of marketable securities	19,385	1,577	12,094	850
Purchase of marketable securities	(21,035)	-	(21,035)	-
Purchase of property and equipment	(1,361)	(616)	(245)	(336)
Net cash provided by (used in) investing activities	3,560	562	(8,886)	115

AudioCodes Reports Second Quarter 2019 Results	Page 8 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(8,002)	(10,511)	(7,051)	(3,287)
Repayment of bank loans	(1,237)	(1,262)	(619)	(626)
Cash dividends paid to shareholders	(3,218)	-	-	-
Payment related to the acquisition of ACS	(410)	(151)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	1,462	1,677	348	231
Net cash used in financing activities	(11,405)	(10,247)	(7,322)	(3,682)

Net increase (decrease) in cash, cash equivalents, and restricted cash	8,872	797	(7,786)	(1,371)
Cash, cash equivalents and restricted cash at beginning of period	31,503	31,181	48,161	33,349
Cash, cash equivalents and restricted cash at end of period	$40,375	$31,978	$40,375	$31,978

AudioCodes Reports Second Quarter 2019 Results	Page 9 of 9